Exhibit 1.1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

ANNOUNCEMENT

Further to the Company’s announcement dated 5 November 2004, the Board of Directors of the Company wishes to announce that Mr. Chang Xiaobing has been appointed as Executive Director, Chairman and Chief Executive Officer of the Company with effect from 21 December 2004.

Further to the announcement dated 5 November 2004 made by China Unicom Limited (the “Company”), the Board of Directors (the “Board”) of the Company wishes to announce that Mr. Chang Xiaobing (“Mr. Chang”) has been appointed as Executive Director, Chairman and Chief Executive Officer of the Company with effect from 21 December 2004.

Mr. Chang Xiaobing, aged 47, a professor level senior engineer, graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received a MBA degree from Tsinghua University in 2001. Prior to joining Unicom Group, Mr. Chang served as a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Posts and Telecommunications and a Deputy Director General of Directorate General of Telecommunications, or DGT, of the Ministry of Posts and Telecommunications, a Deputy Director General and Director General of the Department of Telecommunications Administration of the Ministry of Information Industry, Vice President of China Telecom Group as well as executive director of China Telecom Corporation Limited. Mr. Chang was appointed the Chairman of Unicom Group in November 2004 and the Chairman of the Company’s subsidiaries, China Unicom Corporation Limited and Unicom New World Telecommunications Co. Ltd. in December 2004. Mr. Chang has 22 years of operational and managerial experience in the telecommunications industry in China.

Save as disclosed above, Mr. Chang does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, except for the holding of a total number of 526,000 share options issued pursuant to the Company’s share option schemes, Mr. Chang does not have any other interest in the shares of the Company within the meaning of Part VX of the Securities and Futures Ordinance.

The terms of services agreed between Mr. Chang and the Company do not include a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. As the Chairman of the Company, Mr. Chang is not subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Chang will receive a remuneration package including a basic salary of HK$107,700 per month plus a housing allowance, as well as discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee, and determined by the Board with reference to his performance. The remuneration of Mr. Chang has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Chang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

Further to the announcement dated 5 November 2004 made by the Company, the terms of services agreed between Mr. Shang Bing and the Company do not include a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Shang is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company. Mr. Shang will receive a remuneration package including a basic salary of HK$92,300 per month plus a housing allowance, as well as discretionary bonus and discretionary grant of share options as may be recommended by the Remuneration Committee, and determined by the Board with reference to his performance. The remuneration of Mr. Shang has been determined with reference to his duties and responsibilities in the Company, his experience and the prevailing market conditions. Mr. Shang has confirmed that there is no other matter that needs to be brought to the attention of the Company’s shareholders.

As at the date of this announcement, the Board comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping
Non-executive Director:	Liu Yunjie
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Cheung Wing Lam, Linus

By Order of the Board
China Unicom Limited
Yee Foo Hei
Company Secretary

Hong Kong, 21 December 2004